March 3, 2022

Securities and Exchange Commission

Washington, D.C.  20549

Division of Corporation Finance

Office of Energy & Transportation

Re: Joshua Gold Resources, Inc.

Form 10-K for the Fiscal Year Ended December, 31 2020

File No. 000-53809

Attn: John Coleman

In response to your letter of January 31, 2022, we provide the following additional Appendix A – March 2, 2022.

We will ensure future filings will disclose the information.

Thank you

Dino Micacchi CPA, CA, CFO

Unit 20 – 1033 Pattullo Avenue, Woodstock Ontario Canada N4V 1C8226-888-5610